February 3, 2025

Lori Biancamano
Chief Financial Officer and Treasurer
BGO Industrial Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

       Re: BGO Industrial Real Estate Income Trust, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 333-271906
Dear Lori Biancamano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction